FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: April 1, 2020
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

8 Hamenofim Street
Herzliya 4672559, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Announces Availability of its Annual Report on Form 20-F Through its Website”.

 OPTIBASE REPORTS/2
Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: April 1, 2020

OPTIBASE REPORTS/3

Media Contacts: Amir Philips, CEO, Optibase Ltd. 011-972-73-7073-700 info@optibase-holdings.com Investor Relations Contact: Marybeth Csaby, for Optibase +1- 917-664-3055 Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES AVAILABILITY OF ITS ANNUAL
REPORT ON FORM 20-F THROUGH ITS WEBSITE

HERZLIYA, Israel, April 1, 2020 – Optibase Ltd. (NASDAQ: OBAS) today announced that its annual report on Form 20-F, containing audited consolidated financial statements for the year ended December 31, 2019, as filed with the Securities and Exchange Commission on April 1, 2020, is available through its website (www.optibase-holdings.com). Shareholders may receive a hard copy of the annual report free of charge upon request. This press release is being issued pursuant to NASDAQ Listing Rule 5250(d)(1)(C).

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties and beneficial interest in real-estate assets and projects in Switzerland, Germany, Texas, Philadelphia, PA,Miami, FL, and in Chicago, IL, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia in July 2010. For further information, please visit www.optibase-holdings.com.